Exhibit 99.2

NQ Mobile Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE: NQ)

Notice of Annual General Meeting

to be held on December 27, 2012

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of NQ Mobile Inc. (the “Company”) will be held at 42/F Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, on December 27, 2012 at 2:00 p.m. (local time), and at any adjourned or postponed meeting thereof, for the following purpose:

1.	To consider and, if thought fit, pass the following resolution:

“RESOLVED:

THAT the appointment of Mr. Omar Khan, Mr. William Li and Mr. Xiuming Tao as directors of the Company, and the retirement of Mr. Weiguo Zhao as a director of the Company, as previously approved by the Company’s board of directors and effective as of May 3, 2012, be and hereby is approved, confirmed and ratified as necessary; and

THAT the changes in the composition of the audit committee and compensation committee of the Company’s board of directors effective as of May 3, 2012, including (a) the appointment of Mr. William Li as a member of the audit committee, replacing Mr. Xu Zhou, who will remain on the board, and (b) the appointment of Mr. Xiuming Tao as a member of the compensation committee, replacing Mr. Weiguo Zhao, who retired as a director, as such changes were previously approved by the Company’s board of directors and effective as of May 3, 2012, be and hereby is approved, confirmed and ratified as necessary.”

2.	To transact any such other business that may properly come before the meeting.

The Board of Directors of the Company has fixed the close of business on November 29, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Please refer to the accompanying Form of Proxy, which is made a part of this notice. Holders of record of the Company’s common shares, par value US$0.0001 per share (the “Common Shares”), at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying Ordinary Shares must act through Deutsche Bank Trust Company Americas, the depositary bank for the Company’s ADS program.

Holders of record of the Company’s common shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://ir.nq.com, or by email to investors@nq.com.

By Order of the Board of Directors,
NQ Mobile Inc.

/s/ Henry Yu Lin

Dr. Henry Yu Lin
Chairman of Board of Directors

Beijing and Dallas, December 3, 2012